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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                     FORM T-1


              Statement of Eligibility and Qualification Under the
                 Trust Indenture Act of 1939 of a Corporation
                           Designated to Act as Trustee


              ____Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)


                   BANKERS TRUST COMPANY OF CALIFORNIA, N.A.
              (Exact name of trustee as specified in its charter)


300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA  90071                                      13-3347003
(Address of principal                                         (I.R.S. Employer
executive offices)                                         Identification No.)


                       Advanta Mortgage Loan Trust 1998-4A
                       Advanta Mortgage Loan Trust 1998-4B
                       Advanta Mortgage Loan Trust 1998-4C
               (Exact name of obligor as specified in its charter)


DELAWARE                                                            23-2532654
(State or other jurisdiction of                               (I.R.S. Employer
Incorporation or organization)                             Identification No.)


10790 Rancho Bernardo Road
San Diego, California                                                    92127
(Address of principal executive offices)                            (Zip Code)


                              $1,100,000,000.000
                                (approximate)
                     Mortgage Backed Notes, Series 1998-4

                                  $650,000,000.00
Advanta Mortgage Loan Trust 1998-4A Class A Floating Rate Mortgage Backed Notes

                                  $350,000,000.00
Advanta Mortgage Loan Trust 1998-4B Class B Floating Rate Mortgage Backed Notes

                                  $100,000,000.00
Advanta Mortgage Loan Trust 1998-4C Class C Floating Rate Mortgage Backed Notes
                       (Title of the Indenture Securities)


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Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                                      ADDRESS
Office of the Comptroller                      1114 Avenue of the
of the Currency                              Americas, Suite 3900
                                         New York, New York 10036

(b)  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.



Item 16.  List of Exhibits

Exhibit 1 -
Articles of Association as amended on July 29, 1994.

Exhibit 2 -
Certificate of the Comptroller of the Currency dated October 9, 1998.

Exhibit 3 -
Certification of Fiduciary Powers dated October 9, 1998.

Exhibit 4 -
Existing By-Laws of Bankers Trust Company of California, N.A. as amended dated April 22, 1997.

Exhibit 5 -
Not Applicable.


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Exhibit 6 -
Consent of Bankers Trust Company of California, N.A. required by
Section 321(b) of the Act.

Exhibit 7 -
Reports of Condition of Bankers Trust Company of California,
N.A., dated as of September 30, 1998.